Exhibit 99.3

VCI Global Acquires Large Stake in a US$1.1 Billion Valuation AI Technology Company

JUN 24, 2024 8:29AM EDT

KUALA LUMPUR, Malaysia, June 24, 2024 (GLOBE NEWSWIRE) -- VCI Global Limited (NASDAQ: VCIG) (“VCI Global”, “VCIG”, or the “Company”), has signed an agreement to invest up to US$30 million in TalkingData Group Holding Limited.

TalkingData Group Holding Limited (“TalkingData”), is one of Asia’s largest providers of big data analytics and AI-powered solutions, serving major global brands such as Google, Yahoo, L’Oréal, PepsiCo, and Nike. TalkingData is backed by prominent investors, including China Resources Capital (“CR Capital”), Softbank’s SB China Venture Capital (SBCVC), JD.com, VMS Asset Management, Northern Light Venture Capital, among others. This investment leads VCIG to emerge as a substantial shareholder in TalkingData as well as granting VCIG exclusive rights for TalkingData’s data AI products and services in Southeast Asia, thereby enhancing its footprint in the rapidly expanding data analytics sector.

TalkingData intends to leverage VCI Global’s expertise in both capital markets and technology to strengthen its presence and capabilities in Southeast Asia. Last year, CR Capital led the previous funding round for TalkingData at a valuation of US$1.13 billion. This year, R.C.W. Capital Limited from Hong Kong is participating in this investment round. Looking ahead, TalkingData plans to pursue a public listing on the US market in the near future, reflecting its ambitions for continued growth and market leadership.

“We are delighted to partner with VCIG, whose deep expertise in capital markets and technology will be instrumental as we expand our footprint in Southeast Asia and capitalize on the region’s burgeoning data analytics market,” said Leo Cui Xiaobo, Chief Executive Officer of TalkingData.

Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global stated, “This strategic stake acquisition marks a significant milestone and catalyst for VCIG’s growth. Our partnership with TalkingData and the exclusive rights to their data AI solutions in Southeast Asia position us at the forefront of the region’s dynamic data analytics sector. We look forward to leveraging this opportunity to drive innovation, deliver value, and strengthen our market leadership in the years ahead.”

About VCI Global Limited

VCI Global is a diversified holding company. Through its subsidiaries, it focuses on consulting, fintech, AI, robotics, and cybersecurity. Based in Kuala Lumpur, Malaysia, our main operations are centered in Asia, with significant visibility across Asia Pacific, the United States, Europe, and the Middle East. VCIG primarily offers consulting services in capital markets, real estate, AI, and technology. In technology businesses, the company operates a proprietary financing platform that serves companies and individuals, as well as a secured messaging platform serving governments and organizations. We also invest, incubate, accelerate, and commercialize businesses and technologies in AI and robotics.

For more information on the Company, please log on to https://v-capital.co/.

About TalkingData Group Holding Limited

TalkingData is a leading data intelligence service provider in China, dedicated to transforming enterprises and improving human life through data-driven decisions. TalkingData builds a robust ecosystem focused on connectivity, security, and data sharing. With the coverage of more than 2.0 billion unique smart devices (including smart phones, tablets, smart TVs, wearable devices, etc.) TalkingData offers unique and best-in-class mobile big data services for mobile developers and mobile-first enterprises.

For more information on TalkingData, please visit www.talkingdata.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (SEC). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI Global Limitedenquiries@v-capital.co

Source: VCI Global Limited